

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINMENT OF DR. NEIL OWENS AS PRESIDENT AND CHIEF OPERATING OFFICER

WINNIPEG, CANADA – (June 10, 2019) Medicure Inc. (**"Medicure"** or the **"Company"**) (TSXV:MPH, OTC:MCUJD.PK), a pharmaceutical company, today announced that Dr. Neil Owens has been appointed President and Chief Operating Officer of the Company effective July 1, 2019. In this capacity, Dr. Owens will be responsible for implementing the Company's strategic plans, and overseeing day-to-day operations, including the advancement and management of new and existing pharmaceutical products. Dr. Albert Friesen has served as the Company's President since May of 2016 and will continue to serve as Chief Executive Officer of the Company and as Chair of its Board of Directors.

Dr. Neil Owens has worked at Medicure since 2014, in various positions of increasing responsibility, most recently as Director, Scientific Affairs. Dr. Owens holds a Bachelor of Science and a Ph.D. in Chemistry from the University of Manitoba and has Post Doctoral experience with the IECB (the ***Institut Européen de Chimie et Biologie***, an international and interdisciplinary research team incubator, operating under the joint authority of the CNRS, INSERN and the Université de Bordeaux).

 "Dr. Owens has demonstrated leadership skills and the drive to implement Medicure's growth and development strategy." stated Dr. Friesen. "We are pleased that he is taking on this new executive management role."

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts